UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Floor 13, Central Modern Building 468 Xinhui Road Shanghai, China 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

On June 30, 2011, SearchMedia Holdings Limited (the "Company") appointed Peter
W. H. Tan to its Board of Directors. In connection with Mr. Tan’s appointment,
Glenn Halpryn, has resigned his position as a member of the Board of Directors in order to meet certain obligations under the Voting Agreement entered into on
October 29, 2009 by certain former shareholders of Ideation Acquisition Corp.
and certain former shareholders of SearchMedia International Limited.

The Company issued the following press release related to the appointment of Mr.
Tan and resignation of Mr. Halpryn.

SearchMedia Appoints Peter W. H. Tan to Board of Directors

Shanghai, China, June 30, 2011 — SearchMedia Holdings Limited (“SearchMedia” or
the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today announced that Mr. Peter W. H. Tan has been appointed to the Company’s Board of Directors.  Mr. Tan brings more than fifteen years of global investment, corporate finance and corporate law experience to SearchMedia.

Peter Tan is currently the chairman of TGC Partners Limited and managing director of TGC Financial Partners Limited, an investment advisory firm which he founded in 2009.  He was also partner and part of the founding team of SIG
China, the China-based private equity fund of leading U.S. hedge fund
Susquehanna International Group (SIG). Mr. Tan has been actively involved in more than 40 investments in China, 12 of which were eventually listed on international stock exchanges. He has been particularly active in China’s media space over the past decade, and was an early investor in Airmedia (Nasdaq: AMCN)
and other China media companies.  Mr. Tan formerly served as a board member or observer of multiple companies prior to their U.S. listing, including Home Inns
(Nasdaq: HMIN), E-House (NYSE: EJ) and Bona Entertainment Group (Nasdaq: BONA).
He was also a director at Ocean Butterflies International and 51credit.  Mr. Tan is currently a director of Cathay Industries, a specialty chemical manufacturer based in China.  He is based in Shanghai and speaks fluent English, Mandarin and
Cantonese.

Prior to co-founding SIG China, Mr. Tan was a lawyer with White & Case LLP and
Perkins Coie LLP, where he was qualified to practice in England, Hong Kong and
Singapore, and where he founded the private equity & venture capital practices and advised emerging-growth companies on fund raising transactions throughout their lifecycle.

Paul Conway, Chief Executive Officer of SearchMedia, stated, “Peter is a leading specialist on public and private equity and venture capital investments in
Greater China and he is particularly knowledgeable about China’s media and entertainment space.  We are finding that smaller mainland media companies have less and less access to the U.S. capital markets and, as such, the M&A environment is increasingly compelling.  We intend to utilize Peter’s strengths to help us aggressively pursue accretive acquisitions and opportunities in the future.”

In connection with Mr. Tan’s appointment, Glenn Halpryn has resigned his position as a member of the Board of Directors in order to meet certain obligations under the Voting Agreement dated October 29, 2009 entered into by certain former shareholders of Ideation Acquisition Corp. and certain former shareholders of SearchMedia International Limited.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China.  Additionally, SearchMedia operates a network of large-format light boxes in concourses of eleven major subway lines in Shanghai.
SearchMedia’s core outdoor billboard and in-elevator platforms are complemented by its subway advertising platform, which together enable it to provide a multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the Company’s success in pursuing its business and acquisition strategies and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

ICR, Inc.
In New York:  Ashley De Simone: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: 06/30/2011	By:	Paul Conway
	Name:	Paul Conway
	Title:	Chief Executive Officer